Exhibit 99.2

www.battlemtngold.com TSX.V – BMG OTC PINK – BMTNF

300 - 1055 West Hastings Street, Vancouver, B.C. V6E 2E9 Canada	T.604.331.8772 F.604.684.6024

BATTLE MOUNTAIN GOLD CONSOLIDATES 100% INTEREST IN THE LEWIS GOLD PROJECT

Vancouver, British Columbia – April 11, 2017 – Battle Mountain Gold Inc. (the “Company”) announced today that it has completed the acquisition of the final 40% interest in the Lewis Gold Project, pursuant to its April 2013 option agreement, by making a final $1,550,000 cash payment to an arm’s length party. Battle Mountain now owns 100% of the project, located in Lander County, Nevada.

The exercise of this option now provides Battle Mountain with full ownership of the Lewis Gold Project – a substantial 5,500 acre tenement adjacent to Newmont’s producing Phoenix mine. In 2016 the Company also negotiated an important reduction of the royalty on the Lewis project as part of its project consolidation strategy, which will serve to significantly enhance future potential project economics.

To find out more about Battle Mountain Gold Inc. please visit our website at www.battlemtngold.com.

On behalf of the Board of Directors of
BATTLE MOUNTAIN GOLD INC.

“Chet Idziszek”

Chet Idziszek, Chairman, President and CEO

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release includes and is qualified by the Cautionary Statements following.

Cautionary Statements

This document contains “forward-looking statements” within the meaning of applicable Canadian securities regulations. All statements other than statements of historical fact herein, including, without limitation, statements regarding our assessment of the future potential of our projects, and our other future plans and objectives, are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and future events and actual results could differ materially from those anticipated in such statements. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and we do not undertake any obligation to update forward-looking statements should conditions or our estimates or opinions change, other than as required by law. Forward-looking statements are subject to risks, uncertainties and other factors, including risks associated with mineral exploration, the capital markets, price volatility in the mineral commodities we seek, and operational and political risks. Readers are advised not to place undue reliance on forward-looking statements.